

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

<u>Via U.S. Mail</u>

Rong Yu
Chief Financial Officer
China GrenTech Corporation Limited
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People's Republic of China

      Re: China GrenTech Corporation Limited
                Form 20-F for fiscal year ended December 31, 2009
                Filed June 30, 2010
                File No. 000-51839

Dear Mr. Yu:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                /s/ Celeste Murphy
                 for Larry Spirgel
                Assistant Director

cc: <u>Via facsimile to 011-852-3664-6583</u>
         Paul W. Boltz, Jr.
         Ropes & Gray